

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 12, 2007

Mr. Paul Burgess
Chief Executive Officer
Lattice Incorporated
7150 N. Park Drive, Suite 500
Pennsauken, New Jersey 08109

> **Re: Lattice Incorporated
> Form SB-2/A
> Filed June 14, 2007
> File No. 333-140625**

Dear Mr. Burgess:

We have reviewed your filing as amended and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

September, 2006 Private Placement, page 12

1. We note your response to prior comment 6. Please expand your disclosure to also highlight the anti-dilution adjustments to conversion price of the preferred stock and exercise price of the warrants.

2. We note your response to prior comment 15, and the revised disclosure on page 14. Please further revise the notes to the table to indicate the timing of the "deferred payments" to which you make reference.

3. We note your response to prior comment 16, and the revised disclosure on page 14. You do not appear, however, to have addressed the last part of the comment, regarding the total amount of all possible payments expressed as a percentage of net proceeds. Please revise or advise.

Note 2- Acquisition of "RTI" Stock, page F-6

4. Please revise your Form SB-2 to provide annual and interim financial statements for your acquisition of Ricciardi Technologies, Inc. in accordance with Item 310(c)(3) of Regulation S-B, as well as pro forma results of operations for the year ended December 31, 2006 in accordance with Item 310(d) of Regulation S-B.

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sean Reid, Esq. (*by facsimile*)